Mail Stop 3720

October 5, 2006

Mr. Neil O. Johnston
Vice President and Chief Financial Officer
Cox Radio, Inc.
6205 Peachtree Dunwoody Road
Atlanta, GA 30328

> **Re**: **Cox Radio, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
>
> **Forms 10-Q for Fiscal Quarter Ended June 30, 2006**
> **File No. 1-12187**

Dear Mr. Johnston:

We have reviewed your supplemental response letter dated July 31, 2006 as well as your filings and have the following comments. As noted in our comment letter dated July 17, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005

4. Acquisitions and Dispositions of Businesses, page 43

1. We note your response to prior comment 3. In order to provide us with a more complete understanding of this transaction, please address the following additional items:
   - Tell us whether there are any agreements in place that allow you to operate or control the radio stations prior to your exercise of the purchase option.
   - Tell us the fixed price at which you can purchase the stations upon the exercise of the option. In addition, tell us whether this price is the same price at which the seller can put the stations to you during the two distinct times within the option term.
   - Tell us who the seller is in this transaction.

- Explain to us in greater detail how you determined that the option does not meet the definition of a derivative pursuant to SFAS 133.
- In light of the fact that you elected to make the first $5 million put refusal payment and expect to make the second payment, explain to us why you believe that you will eventually exercise the purchase option and acquire the stations.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director